Exhibit  5.6
                          LIMITED STANDSTILL AGREEMENT

     This  AGREEMENT  (the  "Agreement")  is  made  as  of  the   15th    day of
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    January    , 2002, by DeVal Johnson (the "Holder"), a stockholder of YP.Net,
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Inc.  (the  "Company").

     NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which consideration are hereby acknowledged, Holder agrees as follows:

     1.     BACKGROUND.  Holder acknowledges that the Company plans to engage in
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a  tender  offer  (the  "Tender  Offer") whereby it will offer certain preferred stock of the Company in exchange for the common stock held by its shareholders. Holder understands that, as a condition to proceeding with the Tender Offer the Company is requesting that the major shareholders to refrain from selling any of their current holdings of the Company's common stock for a period of time following the date of the closing of Tender Offer.

     2.     SHARE  RESTRICTION.  Holder hereby agrees that Holder will not sell,
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transfer,  or  otherwise  dispose  of:

          (a) any capital stock of the Company, any rights to acquire capital stock of the Company or any capital stock which Holder has a right to acquire, from the date of this Agreement to and including a date twenty-four months after the contemplated Tender Offer; and

          (b) any capital stock of the Company, any rights to acquire capital stock of the Company or any capital stock which Holder has a right to acquire, in excess of 25% of such holdings or rights during each consecutive twelve month period beginning the first day of the twenty-fifth month after the contemplated Tender Offer and ending on the last day of the seventy-second month after the contemplated Tender Offer other  than  (i)  in  connection  with  an offer made to all stockholders of the
Company or any merger, consolidation or similar transaction involving the Company, or (ii) with the prior written consent of the Company. Holder further agrees that the Company is authorized to place "stop orders" on its books to prevent any transfer of shares of capital stock or other securities by Holder in violation of this Agreement.

     3.     RELIANCE BY THE COMPANY AND OTHER HOLDERS.  Holder acknowledges that
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the  Company is relying upon the agreements of Holder contained herein, and that the failure of Holder to perform the agreements contained herein could have a detrimental effect upon the contemplated Tender Offer. Accordingly, Holder understands and agrees that Holder's agreements herein are irrevocable.

     4.     MISCELLANEOUS.
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          a.     At  any  time, and from time to time, after the signing of this
Agreement  Holder  will execute such additional instruments and take such action


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as  may  be  reasonably  requested  by  the  Company to carry out the intent and purposes  of  this  Agreement.

          b.     This  Agreement  shall  be  governed, construed and enforced in
accordance  with  the  laws  of the State of    Nevada    , except to the extent
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that  the  securities  laws  of  the  state  in which Holder resides and federal securities  laws  may  apply.

          c. This Agreement contains the entire agreement of the Holder with respect to the subject matter hereof.

          d. This Agreement shall be binding upon Holder, its legal representatives, successors and assigns.

          IN WITNESS WHEREOF, and intending to be legally bound hereby, Holder has executed this Agreement as of the day and year first above written.

                                   HOLDER:


                                  /s/  DeVal  Johnson
                              ---------------------------
                              DeVal  Johnson


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